

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 30, 2008

Mr. Bruce R. Shaw
Senior Vice President and Chief Financial Officer
Holly Corporation
100 Crescent Court, Suite 1600
Dallas, TX 75201-6915

> **Re: Holly Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-03876**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Cover page

1.   Given the disclosure that you provide elsewhere regarding your beneficial holders and the market price for your common stock, it appears that the amount you show for the aggregate market value held by non-affiliates may be incorrect. Please explain the apparent discrepancy to us, or make corresponding revisions in future filings.

Financial Statements, page 56

Note 1 – Description of Business and Summary of Significant Accounting Policies, page 63

Cost Classifications, page 65

2.   We note your disclosure indicating that you enter into crude oil buy/sell exchanges to provide the desired crude oil to your refineries, although you also purchase and sell amounts in excess of these requirements. We understand from your disclosures under this heading and on page 50 that you began recording these transactions at fair value and reporting them on a gross basis in the second quarter of 2006, prior to which you reported them on a net basis. We do note see that you have provided the information required under EITF 04-13. Please submit the disclosures that you propose as a remedy; also send us the analysis that you performed in determining that fair value and gross reporting was appropriate for your buy/sell arrangements, following the guidance in APB 29, EITF 04-13 and EITF 99-12, and comparing your current and past accounting for these transactions, during the periods presented in your financial statements.

Note 3 – Investment in Holly Energy Partners, page 67

3.   We note your disclosure indicating that Holly Energy Partners, L.P. (HEP) is a variable interest entity as defined under FIN 46, and following HEP's acquisition of your intermediate feedstock pipelines in 2005, you determined that your beneficial variable interest in HEP was less than 50% and you were no longer the primary beneficiary. Therefore, you deconsolidated the entity effective July 1, 2005, and began reporting the earnings of HEP using the equity method of accounting.

        Please address the following points regarding your investment in HEP:

- Tell us how you concluded that establishing the liability 'Distributions in excess of investment in Holly Energy Partners' upon deconsolidation was consistent with the equity method of accounting; and appropriately characterized your obligations to or arrangement with this investee.

- Given that your 45% ownership interest in HEP includes a 2% general partnership interest, tell us why you have not consolidated this entity under the guidance in EITF 04-05.

Note 18 – Contingencies and Contractual Obligations, page 82

4.   We note your disclosure explaining that on May 29, 2007 the United States Court of Appeals for the District of Columbia Circuit approved a Federal Energy Regulatory Commission position which is adverse to you, on the treatment of income taxes in the calculation of allowable rates for pipelines operated by partnerships, and ruled in your favor on an issue relating to your rights to reparations when it is determined that certain tariffs you paid to SFPP in the past were too high. We understand that you estimate the net amount owed based on these rulings will result in payments to you by SFPP. Tell us the aggregate figures and how you were able to conclude that you have the right to offset these amounts for accounting purposes; your rationale for not recording a loss for the amounts you owe as a result of the Court's ruling should be clear.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director